Mail Stop 4561

July 3, 2008

Robyn M. Denholm
Executive Vice President and Chief Financial Officer
Juniper Networks, Inc.
1194 North Mathilda Avenue
Sunnyvale, CA 94089

       Re: **Juniper Networks, Inc.**
                  Form 10-K For the Year Ended December 31, 2007
                  Filed February 29, 2008
                  File No. 0-26339

Dear Ms. Denholm:

We have reviewed the above-referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K For the Year Ended December 31, 2007</u>

<u>Notes to the Consolidated Financial Statements</u>

<u>Note 1. Description of Business</u>

<u>Revenue Recognition, pages 72 and 73</u>

1.   We note that you account for multiple arrangements with a single customer as
        either one arrangement or separate arrangements "depending upon their
        interdependency." Tell us whether this policy was recently adopted and, if so,
        explain whether the policy change represents a change in accounting. Describe
        why "interdependency" is the only factor disclosed when you evaluate whether
        multiple agreements should be accounted for as either be one arrangement or
        separate arrangements. Tell us your consideration of each of the factors set forth
        in AICPA TPA 5100.39 in determining whether or not to account for such
        arrangements as a single arrangement.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 116

2.   We note that your CEO and CFO concluded that disclosure controls and
        procedures were effective "to ensure that information required to be disclosed by
        the company in reports that it files under the Securities Exchange Act of 1934 is
        recorded, processed, summarized and reported within the time periods specified in
        Securities and Exchange Commission rules and forms, and that material
        information relating to our consolidated operations is made known to our
        management, including the CEO and CFO, particularly during the period when
        our periodic reports are being prepared." We note that the latter portion of your
        conclusion, beginning with "material information…" differs from the definition
        set forth in Rule 13a-15(e).

        Please confirm, and revise this portion of your disclosure in future filings,
        including those on Form 10-Q, to state, if true, that your CEO and CFO concluded
        that disclosure controls and procedures were effective for the full definition,
        including to ensure that information required to be disclosed by you in the reports
        that you file or submit under the Act is accumulated and communicated to your
        management, including your principal executive and principal financial officers,
        or persons performing similar functions, as appropriate to allow timely decisions
        regarding required disclosure.

                                        * * * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your response to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or me at (202) 551-3730 if you have any questions regarding the above comments.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief